SECURITIES AND 12013627
RECEIVED
MAR 5 2012
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37135

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBS Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)
600 Washington Boulevard
(No. and street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol P. Mathis 203-897-2585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Deloitte.

Deloitte & Touche USA LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of RBS Securities Inc.:

We have audited the accompanying statement of financial condition of RBS Securities Inc. (the "Company"), as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBS Securities Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2012

RBS SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

	$m
ASSETS	
Cash and cash equivalents	153
Cash and securities segregated under federal and other regulations	2,398
Receivables from brokers, dealers and other institutions	2,461
Receivables from customers	1,347
Securities purchased under agreements to resell and other collateralized financing arrangements	68,793
Financial instruments owned, at fair value ($15,368 million pledged as collateral)	56,863
Securities received as collateral, at fair value	828
Accrued interest receivable	315
Other assets	208
Total Assets	133,366

	$m
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	1,772
Payables to brokers, dealers and other institutions	4,948
Payables to customers	2,549
Securities sold under agreements to repurchase and other collateralized financing arrangements	95,147
Financial instruments sold, but not yet purchased, at fair value	21,171
Obligation to return securities received as collateral, at fair value	828
Accrued interest payable	139
Other liabilities	810
Total Liabilities	127,364
Subordinated liabilities	600
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in-capital	1,601
Retained earnings	3,801
Total Stockholder's Equity	5,402
Total Liabilities and Stockholder's Equity	133,366

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

RBS Securities Inc. ("RBSSI" or the "Company"), is a wholly owned subsidiary of RBS Holdings USA Inc. ("Holdings"). Holdings is an indirect wholly owned subsidiary of The Royal Bank of Scotland Group plc ("RBS"). The UK Government is the ultimate majority shareholder of RBS. The UK Government's shareholding is managed by UK Financial Investments Limited ("UKFI"), a company wholly owned by the UK Government.

RBSSI is a Securities and Exchange Commission ("SEC") registered broker-dealer, a primary dealer of U.S. Government securities and a Commodity Futures Trading Commission ("CFTC") designated Futures Commission Merchant ("FCM"). RBSSI is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, asset backed, corporate debt, and equity securities and the execution and clearance of exchange traded futures and options on futures contracts. RBSSI also trades over-the-counter options on U.S. Treasury securities. RBSSI transacts primarily with institutional counterparties and government sponsored entities.

2. Significant Accounting Policies

Basis of Presentation/Use of Estimates
This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, ("US GAAP") that require management to make estimates and assumptions regarding financial instrument valuations, compensation expense accruals, tax provision calculations, provision for losses that may arise from litigation, and other items that affect the financial statements and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

This statement of financial condition includes the accounts of RBSSI and all entities in which the Company holds a controlling financial interest, including variable interest entities ("VIEs"). A VIE is consolidated by its primary beneficiary, which is the party who holds power over the activities which most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. RBSSI considers all facts and circumstances when determining whether the Company holds a controlling financial interest in a VIE. The Company reassesses its involvement with VIEs at each reporting date to determine whether consolidation is required. In most cases, it is qualitatively clear based on the extent of the Company's involvement with the VIE that RBSSI is or is not the primary beneficiary.

Cash and Cash Equivalents
RBSSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Receivables from and Payables to Brokers, Dealers, Other Institutions and Customers
Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), net receivables arising from unsettled trades, receivables related to futures contracts and unsecured lendings. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), net payables arising from unsettled trades, payables related to

Continued

futures contracts, equity security related transactions and unsecured borrowings.

Receivables from customers include amounts receivable for securities not delivered by the Company to a customer by the settlement date ("fails-to-deliver"), receivables due from customers on cash and margin transactions for futures contracts and equity securities. Payables to customers include amounts payable for securities not received by the Company from a customer by the settlement date ("fails-to-receive") and payables due to customers on cash and margin transactions for futures contracts and equity security related transactions.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. The Company provides for Receivables from brokers, dealers, other institutions and customers when the receivable is no longer believed to be collectible.

Securitization Activities

RBSSI securitizes mortgage backed securities and records the transfer as a sale when RBSSI has ceded control over the transferred assets and does not consolidate the transferee. RBSSI relinquishes control when: 1) the assets are legally isolated from RBSSI, its affiliates, and its creditors; 2) the transferee entity can pledge or exchange the financial assets or, if the transferee is a structured financing vehicle, its investors can pledge or exchange their interests; and 3) RBSSI does not maintain effective control through an agreement to repurchase the assets before their maturity nor have the ability to unilaterally cause the holder to return the assets. When a transfer of assets does not meet the criteria of a sale, the transfer is accounted for as collateralized financing.

RBSSI may retain, among other items, residual securities, interest only strips, and one or more subordinate or senior tranches, all of which are retained interests in the securitized assets. These retained interests are recorded in Financial instruments owned, at fair value in the statement of financial condition. In the absence of quoted market prices, RBSSI estimates the fair value of retained interests using observable market data or management's best estimate of certain key assumptions including prepayment speeds, credit losses and forward yield curves.

Collateralized Financing Arrangements

Collateralized financing transactions, including securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contract value plus accrued interest as specified in their respective agreements. Securities subject to these arrangements are principally U.S. Government and U.S. Government Agency obligations. Principal and accrued interest amounts are presented on a net-by-counterparty basis under master netting agreements. It is RBSSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under collateralized financing arrangements. Collateral is valued daily and RBSSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Most collateralized financing arrangements terminate prior to the maturity date of the underlying collateral received or pledged. However, in certain situations, RBSSI may enter into agreements where the termination date of the collateralized financing arrangement effectively matches the maturity date of the underlying security received or pledged. These are referred to as "repo to maturity" or "reverse repo to maturity" transactions. These transactions involve high quality, liquid securities such as U.S. Government and U.S. Agency securities. In a repo to maturity transaction, RBSSI is deemed to have relinquished control of the transferred securities and accordingly accounts for the transfer as a sale. RBSSI removes the transferred securities from Financial instruments owned, at fair value and does not

Continued

recognize the related obligation to repurchase the securities. Reverse repo to maturity transactions are accounted for as purchases and the securities received under the agreement are recorded in Financial instruments owned, at fair value. As of December 31, 2011, the Company had $250 million in repo to maturity transactions and $63 million in reverse repo to maturity transactions.

Securities borrowed and securities loaned, respectively, are carried at the amounts of cash collateral advanced and received in connection with those transactions. Securities subject to these arrangements are principally listed equities. Interest is accrued at the stipulated contract rate. It is RBSSI's policy to monitor the value of the securities borrowed and loaned on a daily basis and to obtain or return additional collateral as is necessary.

In certain instances, RBSSI may transfer an asset and enter into a repurchase financing contemporaneously, or in contemplation of the initial transfer. The two transactions are evaluated together as a linked transaction, unless certain criteria are met. If the criteria are met as defined by relevant accounting standards, the initial transfer and repurchase financing are not evaluated as a linked transaction.

Fair Value Measurements

Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability, and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. RBSSI reviews its fair

Continued

value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a transfer between fair value hierarchy level categories. Any reclassifications are treated as if they occurred at the beginning of the reporting period.

The fair value option permits entities to irrevocably elect on an instrument-by-instrument basis to measure certain financial assets and financial liabilities at fair value that are not currently required to be measured at fair value, at specified election dates.

Financial Instruments
Regular-way securities transactions are recorded in the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Securities transactions in the forward market and when-issued transactions are recorded in the statement of financial condition on a settlement-date basis. The mark-to-market values of these transactions are recorded in the statement of financial condition from trade date through settlement date.

RBSSI's derivative instruments include interest rate contracts, options, forward and future contracts. The fair value of derivative instruments are reported in Financial instruments owned, at fair value or Financial instruments sold, but not yet purchased, at fair value in the statement of financial condition on trade date as an asset or liability. Derivative instruments are marked-to-market daily and are recorded on a net-by-counterparty basis or net-against-cash collateral basis where appropriate and where a legal right of set-off exists under enforceable master netting agreements.

Litigation and Other Matters
RBSSI is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. RBSSI recognizes a contingent liability in Other liabilities in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, RBSSI accrues the most likely amount of such loss, and if such amount is not determinable, RBSSI accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Income Taxes
RBSSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse. A tax benefit is recognized if a position is more likely than not to be sustained.

RBSSI is included in the consolidated U.S. Federal and certain combined state income tax returns of Holding's U.S. holding company parent, NatWest Group Holdings Corporation. In addition, the Company files returns on a separate company basis in certain jurisdictions. In accordance with a tax-sharing agreement with Holdings, the provision for income taxes reflected in the financial statements is

Continued

an allocation of RBSSI's share of its parent's federal and state tax liability and the resulting balances are settled regularly with Holdings.

RBSSI recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Deferred Compensation Plan

The 2010 and 2011 Deferred Compensation Plans affect all employees of RBS, including employees of the Company. The Deferred Compensation Plans require that a predefined percentage of the award per individual be deferred over a period of up to 39 months from the reporting date. Multiple payments are made to employees over the deferred period which will be settled in RBS equity shares, debt of RBS or cash. Any deferred portion yet to be released is subject to forfeiture in accordance with non-compete provisions and may be subject to clawback, as defined in the Deferred Compensation Plans, at the discretion of the RBS Board of Directors' Remuneration Committee.

RBSSI recognizes compensation expense for each payment, as if it was a separate award with a separate service period. The overall cost of each payment is measured at fair value as of the grant date, which may coincide with the end of the service period as a result of the clawback provision. At each reporting date, RBSSI estimates the fair value of each payment by utilizing the quoted market price for RBS equity shares. RBSSI does not expect to reimburse RBS or receive payment from RBS for any appreciation or depreciation in the value of the RBS equity shares, respectively. Recognition of additional compensation expense attributable to appreciation in RBS equity shares is accounted for as a capital contribution and decreases in compensation expense attributable to depreciation in RBS equity shares are accounted for as a distribution. RBSSI accrues compensation expense on a straight-line basis over the applicable service period for the fair value of each respective payment, less a provision for forfeitures. Management utilizes historical employee turnover rates to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate.

Recent Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board, ("FASB") issued Accounting Standards Update ("ASU") 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements", which clarifies when an entity has maintained effective control over a transferred asset that is subject to a repurchase agreement. ASU 2011-03 removes the criterion requiring the transferor to have the ability to repurchase or redeem the transferred financial assets on substantially the agreed terms, even in the event of default by the transferee and also removes the related implementation guidance on collateral maintenance. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011 and is not expected to materially impact the Company's statement of financial condition.

In May 2011, the FASB issued ASU 2011-04 "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". The update provides clarifications to existing fair value measurement guidance and introduces new disclosure requirements. The ASU will be effective for interim and annual periods beginning after December 15, 2011 and is not expected to have a material impact on the Company's statement of financial condition.

In December 2011, the FASB issued ASU 2011-11 "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities". This update establishes new offsetting disclosures to enable financial statement users to reconcile the largest quantitative difference between balance sheets prepared under US GAAP and those prepared under International Financial Reporting Standards ("IFRS"). All financial instruments that are subject to an enforceable master netting arrangement or similar agreement are affected by new requirements, regardless of whether they are offset in accordance the offsetting rules. The existing US GAAP guidance on offsetting remains unchanged. The ASU will be effective for periods beginning on or after January 1, 2013. The update will result in additional disclosures but will not materially impact the Company's statement of financial condition.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2011, financial instruments owned with a fair value of $909 million and securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $865 million were in segregation accounts in accordance with SEC rules.

A withdrawal of securities with a fair value of $313 million was made on January 4, 2012 for the final adjustment of the customer reserve deposit pursuant to SEC Rule 15c3-3.

Cash and cash equivalents valued at approximately $205 million at December 31, 2011 were in segregation accounts in accordance with the Commodities Exchange Act. RBSSI also has $1,284 million of cash and cash equivalents on deposit with the Chicago Mercantile Exchange.

4. Financial Instruments

The following table presents RBSSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value by type, as of December 31, 2011:

	Assets $m	Liabilities $m
U.S. Government and municipal obligations	22,387	16,544
Non U.S. Government obligations	17	19
U.S. Government Agency obligations	26,838	2,008
Corporate debt securities	2,875	2,155
Residential mortgage-backed securities	2,799	-
Commercial mortgage-backed securities	801	27
Other debt securities	959	-
Equities	18	2
Derivative contracts	169	416
	56,863	21,171

Securities Received as Collateral, at Fair Value

In transactions where RBSSI acts as the net lender in a securities exchange and receives securities that can be pledged or sold as collateral, it recognizes an asset in Securities received as collateral, at fair value in the statement of financial condition representing the securities received and a liability for the same

amount in Obligation to return securities received as collateral, at fair value in the statement of financial condition. At December 31, 2011, the fair value of securities received was $828 million.

Derivative Instruments
The Company enters into derivative contracts in connection with its trading activities for risk management purposes and to facilitate client transactions. The Company does not have derivatives designated as hedging instruments. The Company manages the risk associated with its trading activities on a Company-wide basis and a product basis. See Note 6 for the Company's Risk Management procedures.

The following table sets forth the fair value and notionals of the Company's derivative instruments by major product type as of December 31, 2011. These amounts are recorded in the Financial instruments owned/sold, but not yet purchased, at fair value lines in the statement of financial condition.

	Derivative Assets		Derivative Liabilities	
	Fair Value $m	Notional $m	Fair Value $m	Notional $m
Interest Rate	899	169,561	1,146	180,002
Foreign Currency	-	23	-	3
Total Derivatives	899	169,584	1,146	180,005
Counterparty Netting	(730)	-	(730)	-
Total	169	169,584	416	180,005

5. Fair Value Disclosures

RBSSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

The following tables present RBSSI's financial instruments that are carried at fair value as of December 31, 2011 by financial statement line item caption, type of instrument, and level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets:	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
U.S. Government and municipal obligations	22,382	5	-	22,387
Non U.S. Government obligations	2	15	-	17
U.S. Government Agency obligations	3,246	23,592	-	26,838
Corporate debt securities	36	2,831	8	2,875
Residential mortgage-backed securities	-	2,794	5	2,799
Commercial mortgage-backed securities	-	799	2	801
Other debt securities	-	633	326	959
Equities	2	5	11	18
Derivative contracts	169	-	-	169
Financial instruments owned, at fair value	25,837	30,674	352	56,863

In addition, there are U.S. Government obligations of $909 million recorded at fair value in Cash and securities segregated under federal and other regulations in the statement of financial condition that are classified as Level 1 assets. See Note 3 for further details.

Securities received as collateral, at fair value is primarily composed of Equity securities, Corporate Debt securities, and U.S. Government obligations which are Level 1 in the fair value hierarchy. See Note 4 for further details.

Liabilities:	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
U.S. Government and municipal obligations	16,544	-	-	16,544
Non U.S. Government obligations	9	10	-	19
U.S. Government Agency obligations	1,835	173	-	2,008
Corporate debt securities	-	2,155	-	2,155
Commercial mortgage-backed securities	-	27	-	27
Equities	2	-	-	2
Derivative contracts	410	6	-	416
Financial instruments sold, but not yet purchased, at fair value	18,800	2,371	-	21,171

Obligation to return securities received as collateral, at fair value is primarily composed of Equities and U.S. Governments which are Level 1.

In determining fair value, RBSSI separates "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" into two categories: cash securities (primarily U.S. Government obligations, U.S. Government Agency obligations, Residential mortgage-backed securities, Commercial mortgage-backed securities, Corporate debt securities, Equities, Non U.S. Government obligations and Other debt securities) and derivative contracts.

RBSSI's cash securities are generally classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices

in active markets include U.S. government obligations and active listed equities. Such instruments are generally classified as Level 1. The types of instruments that have significant model inputs all of which are observable or trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include other government securities, U.S. government agency, and certain private label mortgage backed securities, and corporate bonds. Such instruments are generally classified as Level 2 of the fair value hierarchy. Certain cash securities are classified within Level 3 of the fair value hierarchy because their valuations require inputs that are unobservable and significant to the overall fair value. Such instruments include primarily certain collateralized loan obligations.

Derivatives can be exchange-traded or over-the-counter ("OTC"). Exchange traded derivatives typically fall within Level 1 of the fair value hierarchy since they are based on unadjusted quoted prices in actively traded markets. The fair value of exchange-traded derivative instruments such as futures and certain option contracts are determined by quoted market prices. OTC derivatives are classified as Level 2 of the fair value hierarchy since the significant inputs can be corroborated with market evidence. The fair values of derivative instruments negotiated in the OTC markets such as interest rate and other swaps, forwards and certain option contracts are based on dealer price quotations or pricing models which consider, among other factors, contractual terms, market prices, yield and credit curves, measures of volatility, prepayment rates and the correlations of such inputs.

Certain of RBSSI's financial instruments are not carried at fair value though they are reported at amounts that approximate fair value. These financial instruments' carrying values approximate fair value due to their short-term and/or liquid nature. Such positions include cash, cash segregated under federal and other regulations, receivables from brokers, dealers and other institutions, receivables from customers, securities purchased under agreements to resell and other collateralized financing arrangements, payables to brokers, dealers and other institutions, payables to customers, securities sold under agreements to repurchase and other collateralized financing arrangements, certain short-term borrowings, and subordinated liabilities.

6. Risk Management

As a major participant in the government securities, credit and asset-backed markets, RBSSI is exposed to various risks that arise in the normal course of its business. The risks to which RBSSI are subject to include market, credit, operational, legal and financial control risks.

RBSSI monitors and controls its risk exposures on a daily basis through a multi-faceted and interrelated series of financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, RBSSI believes that it has effective procedures for evaluating and limiting the market, credit and other risks to which it is subject. RBSSI's senior management has an active role in the risk management process and through documented policies and procedures, require that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to a Risk and Control Committee, New Products Committee, Complex Structured Transactions Committee, Independent Price Verification Unit, Credit Approval Process and a RBS Underwriting Committee. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and RBS Risk Management.

Continued

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price or yield volatility of the underlying instrument imputed from option prices), or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the factors of the markets in which the Company participates as well as the interrelationships between the Company's financial instruments owned and sold, but not yet purchased.

Market risk is monitored daily and controlled through individual and group risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by RBSSI might fail to perform under its contractual obligations, which could result in RBSSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties and requiring collateral to be deposited with the Company when deemed necessary. Collateral held is generally in the form of U.S. Government securities and U.S. Government Agency securities, other qualifying financial instruments, or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers, insurance companies and mortgage bankers. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk relates to securities issued by the U.S. Government and U.S. Government Agencies. At December 31, 2011, financial instruments owned that were obligations of the U.S. Government or U.S. Government Agencies represented approximately 87% of the Company's Financial instruments owned, at fair value. At December 31, 2011, approximately 83% of the Company's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, after any netting.

Continued

Other Risks

Operational, legal and financial control risk relate to losses the Company may incur due to items such as operational problems regarding execution and settlement, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, testing of key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, a New Products Committee responsible for reviewing and approving all new products, and information systems that monitor and track operational risk events.

Legal risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. RBSSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and RBSSI policy.

RBSSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

7. Short-term Borrowings

In addition to obtaining short-term financing through the repurchase and securities lending markets, RBSSI obtains short-term unsecured financing from Royal Bank of Scotland plc and Holdings. At December 31, 2011, RBSSI had the following short-term liabilities set forth below with maturities of four months or less:

	$m	Weighted Average Interest Rates
Royal Bank of Scotland plc	1,150	0.57%
RBS Holdings USA Inc	622	0.57%
Total Short-term Borrowings	1,772	

Of the above amounts, $547 million is repayable on demand.

8. Subordinated Liabilities

At December 31, 2011, RBSSI has a Junior Subordinated revolving credit note of $600 million issued by the Royal Bank of Scotland plc with a weighted average interest rate of 6.95%.

The revolving subordinated note agreement has interest rates that fluctuate with LIBOR rates and matures in December 2014. Under the terms of the agreement, RBSSI must be in compliance with various covenants, as defined in the Junior Subordinated revolving credit agreement.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. ("FINRA") and is thus available in computing net capital under the SEC's "Uniform Net Capital Rule". To the extent that the borrowing is required for RBSSI's continued compliance with minimum net capital requirements, it may not be repaid.

9. Commitments and Contingencies

Leases and related commitments
RBSSI has obligations under non-cancelable operating leases, principally for office space, that expire on various dates through 2016.

Minimum future rental commitments, net of minimum sublease rentals, under non-cancelable operating leases are set forth as follows:

	$m
2012	3
2013	2
2014	2
2015	2
2016	1
Thereafter	-
Total	10

Securities and other financial instruments sold, but not yet purchased
Securities and other financial instruments sold, but not yet purchased, represent obligations of RBSSI to purchase securities in the future at prevailing market prices. The future satisfaction of such obligations may be for amounts greater or less than the amounts recognized in the statement of financial condition. The ultimate gain or loss is dependent upon the prices at which the underlying financial instruments are purchased to settle RBSSI's obligations under the sale commitments.

Borrow versus Pledge
In transactions where RBSSI acts as the net borrower in a securities exchange, the securities borrowed and pledged are treated as off-balance-sheet transactions. At December 31, 2011, RBSSI had pledged securities with a fair value of approximately $5,634 million against borrowed securities with a fair value of approximately $5,490 million.

Forward Financing Arrangements
In connection with its financing activities, including bonds borrowed and pledged activities, RBSSI had outstanding commitments to enter into future collateralized lendings of approximately $9,984 million and had commitments to enter into future collateralized borrowings of $4,485 million as of December 31, 2011. All such commitments mature within one year and have stated terms, some of which may be subject to change prior to the effective date.

Letters of Credit
At December 31, 2011, the Company was contingently liable for approximately $12 million of letters of credit issued by third party banks and $100 million issued by Royal Bank of Scotland plc on the Company's behalf to satisfy various collateral and margin deposit requirements related to clearing.

Litigation
RBSSI is party to legal proceedings, investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSSI incurring a liability. RBSSI recognizes a provision for a liability in relation to these matters when it is probable that there is a present obligation resulting from a past event, and for which a reasonable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2011.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBSSI cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSSI is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2011.

Other than as set out in this note, management does not believe RBSSI is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBSSI is aware) during the year ended December 31, 2011 which may have, or have had in the recent past, significant effects on the Company's financial position.

In each of the material legal proceedings and investigations described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings and investigations, and any related developments, may have on RBSSI. However, in the event that any such matters were resolved against RBSSI, these matters could, individually or in the aggregate, have a material adverse effect on RBSSI's financial position.

Litigation Matters
Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased. As a result, RBSSI has become and expects that it may become the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

Continued

To date, RBSSI has been named as a defendant in its role as underwriter in a number of claims in the United States that relate to the securitization and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than $83 billion of mortgage-backed securities ("MBS") issued primarily from 2005-2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBSSI has been named as a defendant in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions. Among the lawsuits are six cases filed on September 2, 2011 by the US Federal Housing Finance Agency ("FHFA") as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The primary FHFA lawsuit pending in federal court in Connecticut, relates to approximately $32 billion of AAA rated MBS for which RBSSI acted as lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura, respectively) in which RBSSI is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Other lawsuits against RBSSI include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBSSI is a defendant include *New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland PLC et al.*; *New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.*; *In re IndyMac Mortgage-Backed Securities Litigation*; *Genesee County Employees' Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al.*; and *Luther v. Countrywide Financial Corp. et al.* and related cases.

Certain other institutional investors have threatened to bring claims against RBSSI and affiliates in connection with various mortgage-related offerings. RBSSI cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, RBSSI has or will have contractual claims to indemnification from the issuers of the securities. The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

In addition, RBSSI is named as a defendant in other actions. For example, RBSSI has been named as an underwriter defendant in various class actions involving public debt or equity where the plaintiff generally has brought actions against the issuer and underwriters of such securities. Also, the Chapter 11 Trustee in the bankruptcy of TMST, Inc. (formerly known as Thornburg Mortgage, Inc.) filed an adversary proceeding in Bankruptcy Court against several financial institutions, including RBSSI and affiliates, seeking recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. Additionally, RBSSI has been named as a defendant in class actions and individual claims with respect to the setting of LIBOR. The complaints are substantially similar and allege that RBSSI, affiliates and other panel banks individually

and collectively violated United States Commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets, through various means.

With respect to the current claims described above, RBSSI considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously.

RBSSI cannot predict the outcome of these cases at this stage and is unable reliably to estimate the liability or possible range of loss, if any, that might arise or its effect on RBSSI's financial position.

Regulatory Matters

RBSSI and its affiliates are also involved in other reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organizations relating to, among other things, mortgage-backed securities, collateralized debt obligations ("CDOs"), and synthetic products. In connection with these inquiries, RBSSI and its affiliates have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitizations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

By way of example, in September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by RBSSI during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation and requested testimony from a former RBSSI employee. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitizations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitization of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various entities, including RBSSI, seeking information related to residential mortgage lending practices and sales and securitization of residential mortgage loans. On November 28, 2011, an Assurance of Discontinuance between an RBSSI affiliate, RBS Financial Products Inc., and the Massachusetts Attorney General was filed in Massachusetts State Court which resolves the Massachusetts Attorney General's investigation. The Assurance of Discontinuance required RBS Financial Products Inc. to make payments totaling approximately $52 million.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitization and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBSSI and its affiliates completed their production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitization transaction. In May 2011, at the New York State Attorney General's request, representatives of RBSSI attended an informal meeting to provide additional information about the mortgage securitization business. The investigation is ongoing and RBSSI and its affiliates continue to provide requested information.

In September 2010, RBSSI and its affiliates received a request from the Nevada State Attorney General requesting information related to securitizations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation.

RBSSI and its affiliates continue to receive requests from various regulators, including the Commodity Futures Trading Commission, United States Department of Justice, and other regulators, seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information.

At this time, RBSSI is fully cooperating with each of these investigations and requests. At this stage it is not possible to estimate the effect or possible range of loss of the matters discussed above, if any.

Underwriting Commitments
In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at December 31, 2011 and subsequently settled had no material impact on the statement of financial condition at that date.

10. Guarantees

In the normal course of its business, RBSSI may enter into various types of guarantees with counterparties in connection with certain derivative, underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of Guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Derivative Contracts
From time to time, RBSSI may enter into various derivative contracts that meet the definition of a guarantee. These derivative contracts include certain written bond put options, written foreign exchange options, and written interest rate options. At December 31, 2011, RBSSI was not party to any derivative contracts that met or potentially met the definition of a guarantee.

Indemnifications
RBSSI provides representations and warranties to counterparties in connection with, among other things, certain asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These indemnifications are ordinarily documented in standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur. Accordingly, RBSSI has determined that it is not possible to develop an estimate of the maximum payout under these guarantees and indemnifications. Therefore, RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2011 related to these indemnification arrangements.

Continued

Other Guarantees

RBSSI is a member of various exchanges and clearinghouses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, RBSSI guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearinghouses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearinghouses requiring its members to post collateral. RBSSI has not recorded any liabilities in the statement of financial condition as of December 31, 2011 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

11. Income Taxes

RBSSI's deferred income taxes arise principally from liabilities not currently deductible, REMIC residuals, partnership and other investment activity, net operating losses and tax credits. RBSSI has state net operating loss carry forwards of $2 million expiring in various years through 2027. RBSSI has a valuation allowance of less than $1 million with respect to net operating loss carry forward that management believes will not be utilizable.

RBSSI settles its income tax provision with Holdings by agreement through intercompany accounts. At December 31, 2011, the amount payable to Holdings for income taxes was approximately $11 million and is included in Other liabilities.

The total amounts of gross unrecognized tax benefits at the beginning and ending of the year are as follows (in millions):

	$m
Unrecognized tax benefits - opening balance	28
Gross Increases - Tax Positions in Prior Period	31
Gross Decreases - Tax Positions in Prior Period	(17)
Gross increases - Tax Positions in Current Period	3
Unrecognized tax benefits - ending balance	45

As of December 31, 2011, RBSSI has approximately $45 million of total gross unrecognized tax benefits. Of the total unrecognized tax benefits, approximately $38 million (net of federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax provision amounted to $15 million as of December 31, 2011.

RBSSI is under audit in several jurisdictions. The IRS audit for tax years 2006 through 2008 is in progress. As a part of a combined tax return, RBSSI is under audit in the state of California for 2006 and 2007. Management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the statement of financial condition. The statute of limitations for other states remains open for the tax years 2007 and forward.

12. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, RBSSI enters into collateralized repurchase agreements, securities lending arrangements and certain other

collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2011, RBSSI has accepted collateral that it is permitted by contract or industry practice to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The net fair value of securities collateral received at December 31, 2011 was approximately $69,881 million. In the normal course of business, this collateral is primarily used by RBSSI to cover short sales and to obtain financing. At December 31, 2011, substantially all of the above collateral has been delivered against securities sold short or repledged by RBSSI.

RBSSI also pledges certain Financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged as of December 31, 2011:

	$m
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	15,368
Did not have the right to deliver or repledge	33,801

13. Securitization Transactions

RBSSI regularly creates or transacts with special-purpose entities ("SPEs"). These SPEs are an essential part of RBSSI's securitization and structured finance businesses. The primary uses of SPEs are to obtain sources of liquidity for RBSSI and its clients through securitization vehicles; to create investment products for clients; or to provide asset-based financing to clients. RBSSI may perform various functions, including being the seller, structurer, or underwriter in securitization transactions. RBSSI may also make a market in the issued securities on an on-going basis. RBSSI securitizes mortgage-backed securities and U.S. Government Agency collateralized mortgage obligations. RBSSI has classified these securitization activities into U.S. Agency, Consumer (including Residential Mortgages), and Commercial.

RBSSI may retain interests in securitized financial assets in the form of senior or subordinated securities or as residual interests in the SPEs established to facilitate the securitization. All other securities or beneficial interests are sold to investors. Retained interests in securitizations are generally not held by RBSSI to maturity and are typically sold after the settlement of the securitization. This reduces the impact that changes in fair values of retained interests might have on RBSSI's financial results. Retained interests may be subordinated to other investors' interests. Third party investors and securitization trusts have no recourse to RBSSI's other assets for failure of debtors to perform on the securitized loans or securities, which effectively transfers the risk of future credit losses to the purchasers of the securities issued by the trust. The value of retained interests varies and is subject to credit, interest rate, prepayment and other risks of the transferred assets. In the ordinary course of business, RBSSI does not provide any other financial support to the SPEs other than by holding these retained interests.

Continued

Transferred assets are accounted for at fair value prior to securitization. RBSSI derecognizes financial assets transferred in securitizations, provided the Company has relinquished control over such assets. All retained interests are accounted for at fair value.

Securitizations
The following table summarizes selected cash flow information related to RBSSI's securitization transactions for the year ended December 31, 2011:

	U.S. Agency $m	Consumer $m	Commercial $m
Proceeds from new securitizations	16,390	470	-
Cash flows from retained interests	247	3	-

Retained interests are included in Financial instruments owned, at fair value in the statement of financial condition.

Key economic assumptions used in measuring the fair value of retained interests at the date of securitization resulting from securitizations completed during the year ended December 31, 2011 were as follows:

	U.S. Agency Retained Interest $m	Consumer Retained Interest $m
Assumptions		
Prepayment speed	185 – 673 PSA(1)	5 – 15 CPR(2)
Weighted average life	2 – 12 years	5 – 9 years
Cash flow discount rate	1 – 51%	9 – 18%
Credit losses	N/A(3)	3 – 15% CDR(4)

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2011, the key economic assumptions used to determine the fair value of retained interests and the sensitivity of the fair value of the retained interests to immediate 10% and 20% adverse changes in those assumptions:

Continued

	U.S. Agency Retained Interest $m	Consumer Retained Interest $m
Assumptions/Impact on Fair Value		
Fair value of retained interests at December 31, 2011	$393	$11
Prepayment speed[1]	7 – 32% CPR[2]	5 – 15% CPR[2]
Impact on fair value of 10% adverse change	$5.0	$0.4
Impact on fair value of 20% adverse change	$9.6	$0.8
Weighted average life	1 – 12 years	3 – 9 years
Cash flow discount rate	1 – 27%	15 – 30%
Impact on fair value of 10% adverse change	$7.7	$0.7
Impact on fair value of 20% adverse change	$15.0	$1.3
Credit losses	N/A[3]	5 – 25% CDR[4]
Impact on fair value of 10% adverse change	N/A	$0.2
Impact on fair value of 20% adverse change	N/A	$0.5

(1) Refers to the Bond Market Association (formerly known as the Public Securities Association) prepayment model, which assumes increasing prepayment rates for the first 30 months of a mortgage's lifetime and constant rates thereafter.

(2) Constant Prepayment Rate - The CPR range represents the low and high points of a dynamic CPR curve.

(3) U.S. Agency retained interests are securities whose principal and interest have been guaranteed by various United States Government Sponsored Enterprises ("GSEs"). These GSEs include the Fannie Mae, Freddie Mac, and the Government National Mortgage Association ("Ginnie Mae"). Fannie Mae and Freddie Mac are federally regulated. These GSEs guarantee that the holders of their mortgage-backed securities will receive payments of interest and principal. Securities guaranteed by either of these two GSEs, although not formally rated, are regarded as having a credit rating equivalent to the U.S. Government. Ginnie Mae guarantees the timely payment of principal and interest on all of its mortgage-backed securities, and its guarantee is backed by the full faith and credit of the United States Government.

(4) Constant Default Rate.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Company might take to mitigate the impact of any adverse changes in one or more key assumptions.

Variable Interest Entities

In the normal course of business, RBSSI utilizes VIEs to facilitate mortgage and asset backed securitization transactions and other structured financing transactions. As discussed in Note 2, a VIE is required to be consolidated by the primary beneficiary, which is the party who holds power over the activities which most significantly impact the economic performance of the VIE and that party has the

Continued

obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. RBSSI consolidates all VIEs for which it is the primary beneficiary.

The assets and liabilities of consolidated VIEs generally cannot be removed unilaterally by the Company and the consolidated liabilities are non-recourse to RBSSI. Consolidated assets and liabilities are measured at fair value. As of December 31, 2011, RBSSI consolidated approximately $1.6 billion of Residential and Commercial mortgage backed securities under Financial Instruments owned, at fair value and related liabilities under collateralized financing arrangements.

The Company also discloses the maximum exposure to loss where the Company has "significant" involvement in an unconsolidated VIE. The accounting literature does not define "significant" and, as such, judgment is required. The Company has defined "significant" to include retaining any beneficial interest that represents a material exposure to RBSSI. In various other transactions, RBSSI may act as underwriter or placement agent, or may make a market in debt securities or other instruments issued by VIEs. RBSSI generally does not consider such involvement, by itself, "significant".

The following table summarizes RBSSI's involvement with non-consolidated VIEs at December 31, 2011:

	US Agency $m	Consumer $m
Total assets of unconsolidated VIEs	15,800	578
Maximum exposure to loss	393	11

Total assets of unconsolidated Commercial VIEs and maximum exposure to loss were immaterial.

The carrying value of RBSSI's exposure to unconsolidated VIEs is equal to the maximum exposure to loss noted above.

14. Net Capital Requirements

As a registered Broker-Dealer and Futures Commission Merchant, RBSSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the Commodities Futures Trade Commission ("CFTC") (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule," RBSSI has elected to compute its minimum net capital using the alternative method. As such, RBSSI is required to maintain minimum net capital of the greater of 2% of aggregate debit items, as defined in SEC Rule 15c3-3, or 8% of customer plus 8% of non-customer risk margin requirements for futures and options on futures positions as defined in the Chicago Mercantile Exchange Rule 970A.

At December 31, 2011, RBSSI had regulatory net capital of $3,167 million, which was $2,865 million in excess of its required minimum net capital of $302 million.

15. Employee Benefit Plan

Employees of RBSSI are eligible to participate in a 401(k) Plan (the "Plan") subject to the satisfaction of various eligibility requirements. RBSSI matches a portion of each participant's contribution in accordance with the Plan documents.

Continued

16. Related Party Transactions

In the normal course of business, RBSSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. Certain RBSSI activities, primarily futures clearing operations, are guaranteed by NatWest, a wholly owned subsidiary of RBS. The following table summarizes RBSSI's assets and liabilities as of December 31, 2011 with affiliated companies.

	$m
Assets:	
Receivables from brokers, dealers and other institutions	546
Securities purchased under agreements to resell and other collateralized financing arrangements	34,238
Financial instruments owned, at fair value	192
Accrued interest receivable	5
Other assets	39
Liabilities:	
Short-term borrowings	1,772
Payables to brokers, dealers and other institutions	3,678
Securities sold under agreements to repurchase and other collateralized financing arrangements	8,460
Financial instruments sold, but not yet purchased, at fair value	11
Accrued interest payable	2
Other liabilities	536
Subordinated liabilities	600

17. Subsequent Event

RBSSI has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 28, 2012, the date the audited statement of financial condition was available to be issued. No recordable or disclosable events occurred through this date.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

RBS Securities Inc.
600 Washington Blvd.
Stamford, CT

In planning and performing our audit of the financial statements of RBS Securities Inc. (the "Company"), as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP